FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of June 08, 2005

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

 1. Name of company

    SIGNET GROUP plc

    2) Name of shareholder having a major interest

    HBOS plc and some of its subsidiaries

    3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

    AS IN 2 ABOVE

    4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

    PLEASE SEE LETTER BELOW

    5) Number of shares/amount of stock acquired

    N/A

    6) Percentage of issued class

    N/A

    7) Number of shares/amount of stock disposed

    NOT STATED

    8) Percentage of issued class

    N/A

    9) Class of security

    0.5P ORDINARY SHARES

    10) Date of transaction

    NOT STATED

    11) Date company informed

    8 June 2005

    12) Total holding following this notification

    NOT STATED

    13) Total percentage holding of issued class following this notification

    No longer have a notifiable interest

    14) Any additional information

    -

    15) Name of contact and telephone number for queries

    ANNE KEATES

    0870 909 0301

    16) Name and signature of authorised company official responsible for making this notification

    Date of notification ..8 June 2005..

        LETTER FROM HBOS plc

Section 198 disclosure by HBOS plc on its own behalf and on behalf of those of its subsidiaries which hold a material interest in Ordinary 0.5p shares comprising part of the relevant share capital of Signet Group plc ("the
Company").

Pursuant to Section 198 of the Act, we hereby give the Company notice that we no longer have a material interest (for the purposes of Sections 208 and 209 of the
Act) in the ordinay 0.5p shares comprising part of the relevant share capital
(as defined in the section 198 of the Act) of the Company immediately after such time as our obligation to make this notification arose.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:    June 08, 2005